The Law Offices of
Mark Louis Greenwald
Attorney at Law
E-mail: mgreenwald@satx.rr.com

9901 IH 10 West, Suite 800
San Antonio, Texas 78230
Phone: 210.696.2550
Fax: 210. 568.6877

Board Certified in Employment Law
By The Texas Board of Legal Specialization



Monday, March 10, 2008

File Number: 82-35155

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628
USA

SUPPL

Re: Rule 12g3-2(b) Exemption Filing for Zazu Metals Corporation

Dear Sir or Madam –

For purposes of maintaining the exemption from Section 12(g) filing requirements afforded by Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), Zazu Metals Corporation (the "*Company*") is furnishing the information listed below. The Company is a corporation organized under the laws of Canada and its common shares were listed on the Toronto Stock Exchange in December 2007.

Attached please find a copy of the information that the Company (i) has made or was required to make public pursuant to the laws of Canada, (ii) has filed or was required to file with the Toronto Stock Exchange which was made public by such exchange or (iii) has distributed or was required to distribute to its security holders.

Very Truly Yours,



Mark Louis Greenwald
Vice President and General Counsel
Zazu Metals Corporation

dlw 3/19

MATERIAL CHANGE REPORT

1. Reporting Issuer

Zazu Metals Corporation
910 – 475 Howe Street
Vancouver, BC
V6C 2B3

2. Date of Material Change

March 3, 2008

3. Press Release

A press release with respect to the material change referred to in this Report was issued on March 3, 2008, a copy of which is attached to this Report as Schedule "A". The press release was disseminated through Marketwire.

4. Summary of Material Change

Zazu Metals has hired Matthew Ford as Vice President, Corporate Development.

5. Full Description of Material Change

Matthew Ford has joined the Company as Vice President, Corporate Development. Mr. Ford has 14 years experience with mining and exploration companies. Mr. Ford founded an exploration services company and worked as a geologist in West Africa, Australia and the UK. He later worked as a research analyst and portfolio manager focusing on the mining sector which provided extensive travel to evaluate mineral properties. Mr. Ford completed his B.Sc. in Exploration and Mining Geology at the University of Wales, College of Cardiff and his M.Sc in Mineral Resources Engineering and Management at Nottingham University, England.

Mr. Ford has been granted 150,000 options in accordance with the Company's stock option plan. These options are at an exercise price of CDN$1.75 and expire in March 2013.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact either Michael A. Steeves, President and Chief Operating Officer, or Ralf Langner, Vice President , Finance & Chief Financial Officer at (604) 878-9298.

9. Date of Report

March 3, 2008

SCHEDULE "A"

ZAZU METALS CORPORATION

475 Howe Street, Suite 910
Vancouver, British Columbia
Canada V6C 2B3

Tel: (604) 878-9298
Fax: (877) 878-7098
info@zazumetals.com

PRESS RELEASE

ZAZU METALS HIRES MATTHEW FORD AS VICE PRESIDENT, CORPORATE DEVELOPMENT

Vancouver, BC (March 3, 2008) – Zazu Metals Corporation (TSX – ZAZ, the "Company") is pleased to announce that Matthew Ford has joined the Company as Vice President, Corporate Development. Mr. Ford has 14 years experience with mining and exploration companies.

Mr. Ford founded an exploration services company and worked as a geologist in West Africa, Australia and the UK. He later worked as a research analyst and portfolio manager focusing on the mining sector which provided extensive travel to evaluate mineral properties.

Mr. Ford completed his B.Sc. in Exploration and Mining Geology at the University of Wales, College of Cardiff and his M.Sc in Mineral Resources Engineering and Management at Nottingham University, England.

Mr. Ford has been granted 150,000 options in accordance with the Company's stock option plan. These options are at an exercise price of CDN$1.75 and expire in March 2013.

Zazu Metals Corporation is a Canadian-based exploration company focused on acquiring and developing base metal properties in North America. Additional information about the company can be found on the Company's website at www.zazumetals.com

ON BEHALF OF THE BOARD OF DIRECTORS

Michael A. Steeves,
President and COO

For further information, please contact:

Michael A. Steeves
President & COO
Tel: 604 638-3941
Email: msteeves@zazumetals.com

or

Ralf Langner
Vice President, Finance & CFO
Tel: 604 638-3799
Email: rlangner@zazumetals.com

SCHEDULE "A"

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

MATERIAL CHANGE REPORT

1. Reporting Issuer

Zazu Metals Corporation
910 – 475 Howe Street
Vancouver, BC
V6C 2B3

2. Date of Material Change

February 26, 2008

3. Press Release

A press release with respect to the material change referred to in this Report was issued on February 26, 2008, a copy of which is attached to this Report as Schedule "A". The press release was disseminated through Marketwire.

4. Summary of Material Change

Zazu Metals to prepare current Lik resource to meet NI 43-101 standards.

5. Full Description of Material Change

Zazu Metals is retaining Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA") of Toronto, Ontario, Canada to prepare a current mineral resource estimate and an accompanying NI 43-101 Technical Report on the Lik zinc-lead-silver deposit in northwestern Alaska. The Lik deposit, located in the Red Dog camp, is one of the largest of its kind. The amended Scott Wilson RPA report of November 30, 2007 disclosed the presence of a historical resource of 22.7 million tonnes grading 8.8% zinc, 3% lead and 41 g/t silver in the Lik South deposit. This historical resource indicates the magnitude of the potential mineralization on the property. As discussed below, the deposit received a significant amount of drill testing. Core from the previous drilling campaigns is available.

Scott Wilson RPA will incorporate results from the Company's 2007 diamond drill program, which consisted of 11 holes comprising approximately 4,600 feet (1,400 metres) with the historical drilling of 135 drill holes comprising 86,000 feet (26,200 metres) in order to prepare a current resource estimate. Scott Wilson RPA's technical report will also include information based on different cut-off grades, assumed operating costs, metal recoveries, smelter and transportation costs, and long-term metal price assumptions.

Zazu is the operator at Lik and holds a 50/50 joint venture with Teck Cominco Limited. Zazu has the exclusive right to dilute Teck Cominco to a 20 per cent interest in the Lik deposit by incurring certain expenditures prior to 2018. During the 2008 field season, Zazu plans to complete up to 30,000 feet (10,000 metres) of additional diamond drilling together with geophysical surveys and intensive environmental studies that commenced in 2007.

Mr. Neil N. Gow, P.Geo., an Associate Consulting Geologist with Scott Wilson RPA, is the Company`s qualified person as defined by National Instrument 43-101.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact either Michael A. Steeves, President and Chief Operating Officer, or Ralf Langner, Vice President , Finance & Chief Financial Officer at (604) 878-9298.

9. Date of Report

February 26, 2008

SCHEDULE "A"

ZAZU METALS CORPORATION

475 Howe Street, Suite 910
Vancouver, British Columbia
Canada V6C 2B3

Tel: (604) 878-9298
Fax: (877) 878-7098
info@zazumetals.com

PRESS RELEASE

ZAZU METALS TO PREPARE CURRENT LIK RESOURCE TO MEET NI 43-101 STANDARDS

Vancouver, BC (February 26, 2008) – Zazu Metals Corporation (TSX – ZAZ, the "Company") is pleased to announce that the Company is retaining Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA") of Toronto, Ontario, Canada to prepare a current mineral resource estimate and an accompanying NI 43-101 Technical Report on the Lik zinc-lead-silver deposit in northwestern Alaska. The Lik deposit, located in the Red Dog camp, is one of the largest of its kind. The amended Scott Wilson RPA report of November 30, 2007 disclosed the presence of a historical resource of 22.7 million tonnes grading 8.8% zinc, 3% lead and 41 g/t silver in the Lik South deposit. This historical resource indicates the magnitude of the potential mineralization on the property. As discussed below, the deposit received a significant amount of drill testing. Core from the previous drilling campaigns is available.

Scott Wilson RPA will incorporate results from the Company's 2007 diamond drill program, which consisted of 11 holes comprising approximately 4,600 feet (1,400 metres) with the historical drilling of 135 drill holes comprising 86,000 feet (26,200 metres) in order to prepare a current resource estimate. Scott Wilson RPA's technical report will also include information based on different cut-off grades, assumed operating costs, metal recoveries, smelter and transportation costs, and long-term metal price assumptions.

Zazu is the operator at Lik and holds a 50/50 joint venture with Teck Cominco Limited. Zazu has the exclusive right to dilute Teck Cominco to a 20 per cent interest in the Lik deposit by incurring certain expenditures prior to 2018. During the 2008 field season, Zazu plans to complete up to 30,000 feet (10,000 metres) of additional diamond drilling together with geophysical surveys and intensive environmental studies that commenced in 2007.

About Zazu Metals Corporation

Zazu Metals Corporation is a Canadian-based exploration company focused on acquiring and developing base metal properties in North America. Zazu currently has in excess of $9.5 million which is more than

SCHEDULE "A"

sufficient working capital to accomplish its current and future planned work programs. Additional information about the company can be found on the Company's website at www.zazumetals.com

ON BEHALF OF THE BOARD OF DIRECTORS

Michael A. Steeves,
President and COO

For further information, please contact:

Michael A. Steeves
President & COO
Tel: 604 638-3941
Email: msteeves@zazumetals.com

or

Ralf Langner
Vice President, Finance & CFO
Tel: 604 638-3799
Email: rlangner@zazumetals.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

END